China Digital TV Announces Annual General Meeting Results

BEIJING, December 30, 2009 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access systems to China's expanding digital television market, announced the results of the Company's annual general meeting of shareholders held in Hong Kong today.

At the meeting, shareholders approved the re-election of Mr. James Hsiang Ming Ho as a member of the Board of Directors to serve a further three-year term. Also at the meeting, Mr. Louis T. Hsieh resigned from China Digital TV’s Board of Directors to focus on other professional engagements.

“Mr. Hsieh has made invaluable contributions to China Digital TV during the preparation for our listing on the New York Stock Exchange in 2007 and in the two years since. We are highly appreciative of his support and wish him success in all his future endeavors,” said Mr. Jianhua Zhu, China Digital TV’s Chairman and Chief Executive Officer.

For more detailed information regarding the shareholder resolution adopted at the Company’s annual general meeting of shareholders, please review the Notice of the Annual General Meeting of shareholders at http://ir.chinadtv.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. China Digital TV may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement. Further information regarding such risks and uncertainties is included in China Digital TV’s annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn. The information contained in that website is not a part of this announcement.

For investor and media inquiries, please contact:

In China:

Eric Yuan
China Digital TV
Tel:   +86.10.8279.0021
Email: ir@chinadtv.cn

Cynthia He
Brunswick Group LLC
Tel:   +86.10.6566.2256
Email:  che@brunswickgroup.com

In the US:

Kate Tellier
Brunswick Group LLC
Tel:   +1.212.706.7879
Email: ktellier@brunswickgroup.com